Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2022

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2022

INTRODUCTION

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena” or the “Company”) on March 22, 2023. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the years ended December 31, 2022 and December 31, 2021. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the three and twelve months ended December 31, 2022 and the subsequent period up to March 22, 2023, the date of issue of this MD&A.  Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov, or on the Company’s website: www.skeenaresources.com. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Senior Vice President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (see “Responsibility for Technical Information” section below).

This MD&A contains forward looking information. Please read the cautionary statements on pages 3 and 4 carefully.

Management’s Discussion & Analysis | 2

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future.  Such forward-looking statements and information can be identified by the use of forward-looking words such as  “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals and any future appeals made by the Company in relation to the Albino Lake Storage Facility, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff,  expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Management’s Discussion & Analysis | 3

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the FS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the FS, labour and materials costs, including, without limitation, assumptions underlying Mineral Reserve (as defined herein) and Mineral Resource (as defined herein) estimates, assumptions made in the feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; the COVID-19 pandemic; the ability of the Company to integrate QuestEx (as defined herein) and other acquired properties into its current business; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

Management’s Discussion & Analysis | 4

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties in the region, including the past-producing Eskay Creek gold mine (“Eskay”, “Eskay Creek” or “Eskay Creek Revitalization Project”), and the past-producing Snip gold mine (“Snip”). The Company released a Feasibility Study (“FS”) on Eskay Creek in September 2022, which highlights an after-tax net present value (“NPV”) 5% of $1.4 billion, 50% IRR, and a 1-year payback at US$1,700/oz gold (“Au”) and US$19/oz silver (“Ag”). Skeena anticipates that the results from a FS update for Eskay Creek will be released in the latter half of 2023.

On June 1, 2022, the Company acquired QuestEx Gold and Copper Ltd. (“QuestEx”), whereby the Company acquired several mineral properties, including the KSP, Kingpin, and Sofia properties (see “Transactions with QuestEx Gold and Copper Ltd. and Newmont Corporation” section below for additional discussion). For more information regarding these properties, refer to QuestEx’s information circular and related filings on SEDAR.

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SKE, on the New York Stock Exchange (“NYSE”) under the symbol SKE and on the Frankfurt Stock Exchange under RXF.

EXPLORATION PROPERTIES

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Revitalization Project to be its primary project.

Eskay Creek Revitalization Project, British Columbia, Canada

Geological background

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The two are separated by the Contact Mudstone which hosts most of the historically exploited mineralization at Eskay Creek. The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

The Company’s more recent drilling has intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 meters (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites.

Management’s Discussion & Analysis | 5

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history

The Eskay Creek property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes (“Mt”) of ore from 1995 until closure in 2008. The property was regarded as having been the highest-grade operation in the world at 45 grams per tonne (“g/t”) gold average grade non inclusive of silver credits.

The Eskay Creek mine historical production is summarized in Table 1.

Table 1: Production History

Year	Gold Produced (oz)	Gold Produced (kg)	Silver Produced (kg)	Silver Produced (oz)	Ore Tonnes Milled	Ore Tonnes Shipped Direct
1995	196,550	6,113	309,480	9,950,401	—	100,470
1996	211,276	6,570	375,000	12,057,000	—	102,395
1997	244,722	7,612	367,000	11,799,784	—	110,191
1998	282,088	8,774	364,638	11,723,841	55,690	91,660
1999	308,985	9,934	422,627	13,588,303	71,867	102,853
2000	333,167	10,363	458,408	14,738,734	87,527	105,150
2001	320,784	9,977	480,685	15,454,984	98,080	109,949
2002	358,718	11,157	552,487	17,763,562	116,013	116,581
2003	352,069	10,951	527,775	16,969,022	115,032	134,850
2004	283,738	8,825	504,602	16,223,964	110,000	135,000
2005	190,221	5,917	323,350	10,396,349	103,492	78,377
2006	106,880	3,324	216,235	6,952,388	123,649	18,128
2007	68,000	2,115	108,978	3,503,861	138,772	—
2008	15,430	480	27,800	893,826	31,750	—
Totals	3,272,628	102,112	5,039,065	162,016,018	1,051,892	1,205,604

Skeena exploration history

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions of the 21A, 21C and 22 Zones of mineralization.

Management’s Discussion & Analysis | 6

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill program were incorporated into the results of an initial resource estimate for the Eskay deposit.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Revitalization project. On September 1, 2021, the Company advanced the PEA to a prefeasibility study and published a Prefeasibility Study for the Eskay Creek Revitalization project prepared by Ausenco, SRK, and AGP (the “PFS”).

On September 19, 2022, the Company published a FS for the Eskay Creek Revitalization project, prepared by Ausenco.  See below for further details relating to the FS.

Acquisition from Barrick

On October 2, 2020, Skeena completed the acquisition of 100% ownership interest in Eskay from Barrick in exchange for:

●	the issuance to Barrick of 5,625,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $10.80 per common share until October 2, 2022 (fully exercised on March 23, 2022); and
●	the grant of a 1% net smelter return (“NSR”) royalty on the entire Eskay Creek land package, of which the Company repurchased half, or 0.5%, of the NSR royalty from Barrick on September 23, 2022 (the “Barrick NSR”), for cash consideration of $17,500,000.

The common shares issued pursuant to the acquisition of Eskay were valued at $59,400,000, and the warrants were valued at $11,326,000 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay valued at $72,164,000, the Company acquired equipment valued at $126,000 and assumed an associated asset retirement obligation of $1,564,000 at the time of acquisition.

On December 23, 2021, Skeena granted Franco-Nevada Corporation (“Franco-Nevada”) a right of first refusal over the sale of the Barrick NSR (the “ROFR”). On December 30, 2022, Franco-Nevada exercised the ROFR and acquired the Barrick NSR for cash consideration of $27,000,000 and contingent cash consideration of $1,500,000 which is payable upon the completion of certain milestones.

Skeena has varying NSR royalty obligations on the various claims that make up Eskay. The NSR royalty obligations are further discussed in the FS. In addition, Skeena and Franco-Nevada have entered into an amendment to the terms of their existing royalty agreement such that it will cover the same tenures as are covered in the existing Barrick royalty agreement.

Management’s Discussion & Analysis | 7

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RECENT PROGRESS

2021/2022 Exploration Drilling

In 2021, the Company initiated a program to perform focused and expedited regional and near mine exploration with the goal of discovering additional resources that would supplement the Eskay Creek PFS mine plan. Exploration was focused on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases was completed to study the regional stratigraphy of the Eskay Creek depositional basin in order to explore for additional centers of mineralization.

Exploratory drilling was performed in both the near mine and regional context in 2021. The first of these programs (Q1 2021) totalled 13,423 metres (50 drill holes).  In H2 2021, a second campaign of regional and near mine exploratory drilling program totalling 12,890 metres resulted in the discovery of the 23 Zone and also the new 21A West Zone. In 2022, a total of 55,674 metres has been drilled as part of the regional and near mine exploration program.

During 2022, exploratory drill hole SK-22-1081 identified a completely new occurrence of Rhyolite-hosted mineralization situated 650 metres down dip of the NEX Zone in the Eskay Deeps. This very broad interval grades 3.79 g/t Au, 59.4 g/t Ag over 32.19 metres and includes numerous high tenor subintervals including 10.15 g/t Au, 44.0 g/t Ag over 1.00 metres, and 2.33 g/t Au, 699.0 g/t Ag over 1.00 metres. Supported by modern geophysical data, lithogeochemical and structural studies, this new intersection corroborates the current thesis that the strike extension of the entire Eskay Creek Rift north of the NEX Zone has been offset northwest of its previously inferred trend.  Due to the paucity of historical drilling, the area west of the formerly interpreted extension provides for exceptional exploration potential especially considering this new occurrence of feeder style mineralization.

Situated beyond the extents of the currently defined pit-constrained resources at Eskay Creek, the Company has discovered a new zone of near surface Au-Ag mineralization beginning only 15 m vertically below surface. This new 23 Zone was revealed by Q4 2021 drilling as part of the ongoing regional exploration program. Positioned 200 m east of the high-grade 21A Zone, the area was historically drilled from surface by previous operators on widely spaced drill centers. Selective drill hole sampling during this era meant that the discovery of the larger and more robust mineralized widths observed as a result of the 2021 drilling program, were missed historically.

Mineralization in the 23 Zone is almost exclusively hosted within dacitic volcanic rocks and to a lesser degree, the overlying Lower Mudstone unit. As such, the Au-Ag tenor is consistent with that observed in footwall mineralization elsewhere on the property (21A, 21B, 21C, 22 Zones). Concentrations of the epithermal suite of elements (As, Hg, Sb) are negligible, as is the case with this style of footwall mineralization across Eskay Creek. To date, the mineralized horizons comprising the 23 Zone have been traced by variably spaced exploratory drilling from the 21E Zone south for approximately 800 metres. Drilling has outlined mineralization from surface to more than 300 metres below surface and the zone remains open for expansion.

The newly discovered 21A West Zone has been defined by 2022 drilling over a 350 metre strike length from surface to 200 metres below surface. Horizontal widths of the zone vary and range from thicknesses of 1 to 50 metres. The 21A West Zone remains open for expansion along strike as well as at depth.

The 21A West Zone and 23 Zones, discovered by Skeena in 2021 represent rhyolite-dacite hosted synvolcanic feeder style mineralization that has not yet been included in any Mineral Resource Estimates (“MRE”) or economic analyses. With all analytical results now received from the 2022 drilling program, the Company will be incorporating all drilling data from after September 2021 into an updated MRE scheduled for completion in H1 2023.

Management’s Discussion & Analysis | 8

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2022 Feasibility Study - Eskay Creek Project

On September 8, 2022, the Company announced the results of a FS which was filed on SEDAR on September 19, 2022.

The FS highlights include:

●	After-tax NPV (5%) of $1.41 billion at a base case of US$1,700 gold and US$19 silver
●	Robust economics with an after-tax internal rate of return (“IRR”) of 50.2% and an after-tax payback on pre-production capital expenditures of 1 year
●	High-grade open pit averaging 3.87 g/t AuEq (2.99 g/t gold, 79 g/t silver) (diluted) with a strip ratio of 7.5:1
●	Years 1 - 5 average annual production of 431,000 AuEq ounces (“oz”), or 431 thousand ounces (“koz”)
●	Life of mine (“LOM”) production of 3.2 million AuEq oz from 2.4 million oz of gold and 66.7 million oz of silver
●	Estimated pre-production capital expenditures (“CAPEX”) of C$592 million, yielding an after-tax NPV:CAPEX ratio of 2.4:1
●	LOM all-in sustaining cost (“AISC”) of US$652/oz AuEq recovered in concentrate
●	Proven and Probable open-pit mineral Reserves of 29.9 million tonnes containing 2.87 million oz gold and 75.5 million oz silver (combined 3.85 million AuEq oz)
●	A carbon intensity of 0.20 t CO2e/oz AuEq produced, positioning Eskay Creek to be one of the lowest carbon intensity mines worldwide

Table 2: 2022 Eskay Creek Feasibility Study Project Parameters

Base Case Economic Assumptions
Gold Price (US$/oz)	$1,700
Silver Price (US$/oz)	$19
Exchange Rate (C$/US$)	0.76
Discount Rate	5%
Contained Metals
Contained Gold Ounces (koz)	2,874
Contained Silver Ounces (koz)	75,538
Mining
Mine Life (years)	9
Strip Ratio (Waste: Mineralization)	7.5:1
Total Material Mined (excluding rehandle) (Mt)	255
Total Mineralized Material Mined (Mt)	29.9
Processing
Processing Throughput (million tonnes per annum)	3.0 (Yr 1 - 5) 3.7 (Yr 6 - 9)
Average Diluted Gold Grade (g/t)	2.99
Average Diluted Silver Grade (g/t)	78.55
Production
Gold Recovery (%)	84.2

Management’s Discussion & Analysis | 9

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Silver Recovery (%)	88.3
LOM Gold Production (koz)	2,419
LOM Silver Production (koz)	66,707
LOM AuEq Production (koz)	3,164
LOM Avg. Annual Gold Production (koz)	269
LOM Avg. Annual Silver Production (koz)	7,412
LOM Avg. Annual AuEq Production (koz)	352
Operating Costs Per Tonne
Mining Cost (C$/t Mined)	$3.72
Mining Cost (C$/t Milled)	$30.12
Processing Cost (C$/t Milled)	$16.91
G&A Cost (C$/t Milled)	$4.20
Total Operating Costs (C$/t Milled)	$51.24
Other Costs
Transport to Smelter (C$/wet metric tonne)	$140
Royalty (NSR %)	2.0%
Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by product	$253
LOM Cash Cost (US$/oz AuEq) co-product	$572
LOM AISC (US$/oz Au) net of silver by-product	$355
LOM AISC (US$/oz AuEq) co-product	$652
Capital Expenditures
Pre-production Capital Expenditures (in millions of Canadian dollars (“C$M”))	$592
Expansion Capital Expenditures (C$M)	$40
Sustaining Capital Expenditures (C$M)	$140
Closure Expenditures (C$M)	$138
Economics
After-Tax NPV (5%) (C$M)	$1,412
After-Tax IRR	50.2%
After-Tax Payback Period (years)	1.0
After-Tax NPV / Initial Capex	2.4
Pre-Tax NPV (5%) (C$M)	$2,094
Pre-Tax IRR	59.5%
Pre-Tax Payback Period (years)	0.99
Pre-Tax NPV / Initial Capex	3.5

Management’s Discussion & Analysis | 10

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Average Annual After-tax Free Cash Flow (Year 1-9) (C$M)	$293
LOM After-tax Free Cash Flow (C$M)	$2,110

Table 3: After-Tax NPV (5%) and IRR Sensitivities to Commodity Prices (Feasibility Study)

	Even Lower Case	Lower Case	Base Case	Higher Case	Upside Case
Gold Price (US$/oz)	$1,500	$1,600	$1,700	$1,800	$1,900
Silver Price (US$/oz)	$15	$17	$19	$21	$23
After-Tax NPV (5%) (C$M)	$1,044	$1,228	$1,412	$1,596	$1,780
After-Tax IRR (%)	41.0%	45.7%	50.2%	54.6%	58.7%
After-Tax Payback (years)	1.29	1.14	1.01	0.93	0.83
After-Tax NPV/Initial Capex	1.8	2.1	2.4	2.7	3.0
Average Annual After-Tax Free Cash Flow (Years 1 - 9) (C$M)	$237	$265	$293	$321	$350

2022 Regional Exploration Program

The Company has initiated a program to perform focused and expedited regional and near mine exploration during 2022 with the goal of discovering additional resources that will supplement the existing Eskay Creek FS mine plan. Exploration will focus on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases was completed to study the regional stratigraphy of the Eskay Creek depositional basin to explore for additional centers of mineralization. A total of 55,563 metres has been drilled as part of the regional exploration program.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE

Environmental

Skeena is committed to minimizing any negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint, Eskay Creek is expected to have much lower carbon emissions than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further. One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values was the donation of the Spectrum property to create the nature conservancy further described below in the section “Relations with Indigenous Communities.”

Permitting Considerations

Eskay Creek is an operating mine under the Mines Act, currently on care and maintenance. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years.

Management’s Discussion & Analysis | 11

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

To accommodate the mine design contemplated for future development, updated environmental assessment and mine permits will be required. Environmental and socio-economic baseline studies are ongoing to support the Environmental Assessment and permitting processes.

The Company has initiated the Environmental Assessment Process.  The Eskay Revitalization Project has achieved a Readiness determination from the BC government and the Tahltan Central Government (the “TCG”) and is currently in the Process Order phase of the BC Environmental Assessment process.  The Government of Canada has issued a Substitution Decision for the Project and Eskay will undergo a single assessment under the BC process.

In August of 2022, Skeena received an amended Mines Act Permit which provides flexibility for closure and exploration related activities on the Permitted Mine Area. The Company continues to advance on numerous operational authorizations that support ongoing and expanded activity at the Project site.

On January 17, 2023, the Company announced that it concluded a joint workplan arrangement with the BC Government and the TCG.  The Eskay Creek Process Charter outlines the manner in which the parties will collaborate on the authorizations that are needed for the Eskay Project and includes an objective timeline for the Project.  The timeline considers Environmental Assessment and permitting requirements and indicates that all permits and authorizations for project construction should be in place by H1 2025.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation, which has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, permitting, and environmental practices for projects in Tahltan Territory. Skeena is currently engaged in Impact Benefit Agreement negotiations with the TCG.

Skeena has established an agreement with the Gitanyow Hereditary Chiefs for participation in the Wilp Sustinability Assessment Process.  A portion of the traffic required to support the Eskay project will pass through Gitanyow Territory and the Wilp Sustainability Assessment Process is their process to assess the potential impacts of that traffic.  The agreement lays out the process that will be followed and provides capacity funding to support Gitanyows assessment.

Skeena has also entered into an information sharing and confidentiality agreement with the Nisga’a Lisiims Government.  The Eskay Project will make use of port facilities that are within Nisga’a Treaty area and will require certain information from Nisga’a to assess the potential impacts of port use on Nisga’a Treaty rights.  The agreement provides for the information sharing to occur.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes supporting reconciliation with Indigenous peoples and to deliver value and prosperity with Indigenous Nation partners.

One of Skeena’s founding principles is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work.  Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

Management’s Discussion & Analysis | 12

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The TCG has undertaken an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan. The TCG has created a new designation of a Tahltan Indigenous Protected and Conserved Area (“IPCA”) and has identified that the area covering the Spectrum project will be part of a Tahltan IPCA.  While the TCG is further defining the mechanisms they plan to use to implement stewardship objectives and activities in Tahltan IPCA’s, the Company viewed this initiative as a significant impediment to further development of the Spectrum project. As a result, the Company recorded an impairment loss of $7,362,000 in 2019 pertaining to the Spectrum property, reducing the property’s carrying amount to the anticipated net recoverable amount of $nil.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create a nature conservancy, the Tenh Dzetle Conservancy.

Further to this announcement, the Company announced that it entered into an investment agreement with the TCG, pursuant to which the TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project, which achieved the first milestone, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company.

The Eskay site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay project and contracting and business opportunities related to our current activities.

The highway access to the Eskay Creek site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands subject to the terms of the Nisga’a Final Agreement.  Skeena has engaged with the Nisga’a Lisims Government to explain the project development plans and request feedback.  The highway access also crossed through the Traditional Territory of the Gitanyow Hereditary Chiefs.  Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Management’s Discussion & Analysis | 13

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Governance

In support of the culture and goals of the Company, and to better communicate those as the Company grows, Skeena has established formal mission, vision, and values statements. During 2020 and 2021, the Company also approved and implemented a suite of comprehensive board level polices. A set of complementary operational level policies were developed for staff and contractors and are being implemented in order to support the board level policies.

On August 20, 2020, the Company received final approval from the TSX to list its shares on the TSX and on October 27, 2021, received listing authorization from the NYSE and began trading on the NYSE on November 1, 2021. In planning for graduation from the TSX Venture Exchange to the TSX and ultimately the NYSE, Skeena continued strengthening its governance practices. A requirement of the TSX and NYSE is for certification from the CEO and CFO of their responsibilities for the design and maintenance of disclosure controls and procedures and Internal Controls over Financial Reporting (“ICFR”). During the financial year ended December 31, 2020, the Company designed, adopted, and successfully tested compliance with the COSO 2013 framework for ICFR.

As part of the focus on ever-improving corporate governance, the Company has also engaged an independent corporate governance consultant to further assist with improving Skeena’s policies and procedures as needed.

Environmental, Social, and Governance Report

On April 21, 2022, Skeena published our inaugural Environmental, Social, and Governance (“ESG”) Report for 2021. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s ESG practices, commitments, and performance for the year. Skeena intends to file the ESG Report for 2022 in April 2023.

RECENT TRANSACTIONS

Transactions with QuestEx Gold and Copper Ltd. and Newmont Corporation

QuestEx was an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects included KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for $0.65 cash (the “Cash Consideration”) and 0.0367 of a Skeena common share for each QuestEx common share outstanding at closing (the “Exchange Ratio”). Skeena replacement options and warrants were also issued to the holders of QuestEx options and warrants.

The QuestEx Transaction has been accounted for as an asset acquisition, as QuestEx did not meet the definition of a business under the parameters of IFRS 3, Business Combinations.

Management’s Discussion & Analysis | 14

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The following summarizes the consideration paid and allocation to the net assets acquired from QuestEx at closing:

Consideration paid	Note	Number of Shares Issued	Amount
Cash paid	(i)	-	$ 18,749
Shares issued	(ii)	1,058,597	9,178
Promissory note issued to Newmont	(iii)	-	6,257
Replacement Options	(iv)	-	267
Replacement Warrants	(v)	-	61
QuestEx shares held by Skeena prior to QuestEx Transaction	(vi)	-	5,499
Transaction costs	(vii)	23,956	1,239
Total		1,082,553	$ 41,250

Net assets (liabilities) acquired	Amount
Cash	$ 5,037
Marketable securities	253
Receivables	74
Prepaid expenses	43
Reclamation deposits	225
Exploration and evaluation assets	38,718
Accounts payable and accrued liabilities	(2,191)
Flow-through share premium liability	(909)
Total	$ 41,250

(i)	Cash paid was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per (vi) and (iii) below, respectively.
(ii)	The number of Skeena common shares issued was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per (vi) and (iii) below. The value of the share consideration was based on the market price of Skeena’s common shares on the TSX at the closing of the QuestEx Transaction.
(iii)	The Company issued a promissory note to Newmont in lieu of the cash and share consideration payable relating to QuestEx common shares held by Newmont (the “Promissory Note”). The Promissory Note did not bear any interest and was applied against the consideration due from Newmont pursuant to the Newmont Transaction.
(iv)	Skeena granted 77,158 replacement options based upon 2,102,676 outstanding options of QuestEx at June 1, 2022 (the “Replacement Options”). The Replacement Options have expiry dates between June 6, 2022 and December 21, 2026. Each Replacement Option allows the holder thereof to purchase one common share of the Company at a price between $1.36 to $53.13 per common share. The Replacement Options were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 2.7 years, annualized volatility of 60%, dividend rate of 0% and risk-free interest rate of 2.78%. All of the Replacement Options vested immediately.

Management’s Discussion & Analysis | 15

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

(v)	Skeena issued 150,691 replacement warrants based upon 4,107,557 outstanding warrants of QuestEx at June 1, 2022 (the “Replacement Warrants”). The Replacement Warrants have expiry dates between August 20, 2022 and April 15, 2023. Each Replacement Warrant allows the holder thereof to purchase one common share of the Company at a price between $2.72 to $23.16 per common share. The Replacement Warrants were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 0.3 years, annualized volatility of 35%, dividend rate of 0% and risk-free interest rate of 2.74%. All of the Replacement Warrants vested immediately.
(vi)	As at June 1, 2022, Skeena held 5,668,642 common shares of QuestEx with a fair market value of $5,499,000.
(vii)	Transaction costs included $350,000 in Skeena common shares issued on the closing of the QuestEx Transaction and Newmont Transaction. Pursuant to the agreement with the advisor, the number of common shares issued was based upon the closing price of Skeena’s common shares on the TSX on March 29, 2022.

Immediately following the QuestEx Transaction, on June 1, 2022, Skeena sold certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets (collectively, the “Northern Properties”), to an affiliate of Newmont Corporation (“Newmont”) via an asset purchase agreement for total consideration of $25,598,000 (the “Newmont Transaction”). Of the consideration totaling $25,598,000, the Company received $19,341,000, with the remaining $6,257,000 applied to settle against the outstanding Promissory Note. After the closing of the Newmont Transaction, the fair value of the exploration and evaluation assets retained by Skeena amount to $13,120,000.

Asset Purchase Agreement with Coast Copper Corp.

On August 3, 2022, the Company entered into an asset purchase agreement with Coast Copper Corp. (“Coast Copper”) whereby the Company will pay $3,000,000, in six equal payments of $250,000 in cash and $250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at closing and at each six-month anniversary of closing, to acquire three properties in the Golden Triangle area (the “Coast Copper Transaction”). The properties are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut.  One of the properties is subject to a 2% NSR royalty, which can be purchased for $2,000,000 within 120 days of commercial production.

On October 18, 2022, upon the closing of the Coast Copper Transaction, the Company paid $250,000, issued 39,936 common shares valued at $238,000, recognized a cash obligation of $1,079,000 and recognized a commitment to issue shares of $1,250,000. The fair value of the cash obligation represents the present value of the remaining five payments using a discount rate of 10% per annum. During the year ended December 31, 2022, the Company incurred transaction costs of $54,000 relating to the Coast Copper Transaction.

Tudor Gold Corp. Transaction

On October 28, 2022, the Company acquired the Eskay North mineral property (“Eskay North”) in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for share consideration of 231,404 common shares on closing and cash consideration of $1,400,000 payable on the sixth month anniversary of the closing date (“Tudor Transaction”). Pursuant to the Tudor Transaction, the Company issued 231,404 common shares valued at $1,432,000, recognized a cash obligation of $1,400,000 and incurred transaction costs of $36,000 during the year ended December 31, 2022. Management regards Eskay North as being part of Eskay.

Financing Transactions

2022 Financing transactions are covered in the Discussion of Operations section below.

Management’s Discussion & Analysis | 16

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Other Capital Transactions

On April 21, 2022, the Company granted 103,264 stock options to various directors, officers, employees and consultants of the Company. The options have a term of 5 years, expiring on April 21, 2027. All of the options vest over a 36-month period, with 34% of the options vesting after 12 months, 33% vesting after 24 months, and 33% vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $13.00 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $675,000.

On April 21, 2022, the Company granted 291,285 Restricted Share Units (“RSUs”) to various directors, officers, employees and consultants of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,787,000. The RSUs will vest on April 21, 2024.

On April 21, 2022, the Company granted 230,769 RSUs to an officer of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,000,000. The RSUs will vest over a 24-month period, with one third of the RSUs vesting on each of April 21, 2023, October 21, 2023, and April 21, 2024.

On June 1, 2022, the Company issued 1,058,597 common shares valued at $9,178,000 to the shareholders of QuestEx pursuant to the QuestEx Transaction. The Company also issued 23,956 common shares valued at $350,000 to a third party relating to transaction costs associated with the QuestEx Transaction.

On August 3, 2022, the Company granted 50,000 stock options to an employee of the Company. The options have a term of 5 years, expiring on August 3, 2027. The options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option allows the holder thereof to purchase one common share of the Company at a price of $7.08 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $178,000.

On August 3, 2022, the Company granted 50,000 RSUs to an employee of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $354,000. The RSUs will vest on August 3, 2024.

On August 3, 2022, the Company conditionally granted stock options and RSUs to officers and employees of the Company (“Performance-Linked Options” and “Performance-Linked RSUs”, respectively). The number of Performance-Linked Options and Performance-Linked RSUs to be issued would vary depending on the results of the Eskay Creek Feasibility Study and meeting certain ESG-linked minimum award threshold criteria (the “Award Thresholds”).

During the year ended December 31, 2022, as a result of the Award Thresholds being satisfied, the Company granted 246,042 Performance-Linked Options and 870,988 Performance-Linked RSUs. The Performance-Linked Options have a term of 5 years from the achievement of the Award Thresholds, expiring on August 3, 2027. All of the Performance-Linked Options vest over a 36-month period, with one third of the Performance-Linked Options vesting on the first, second and third anniversaries of the achievement of the Award Thresholds. Each Performance-Linked Option allows the holder thereof to purchase one common share of the Company at a price of $7.08 per common share. The Performance-Linked Options were valued using the Black-Scholes option pricing model and had a fair value of $877,000. The Performance-Linked RSUs were valued using the share price on the grant date and had a fair value of $6,167,000. The Performance-Linked RSUs will vest on the second anniversary of the achievement of the Award Thresholds. Certain Performance-Linked RSUs granted to a non-resident officer will vest on the first anniversary of the achievement of the Award Thresholds, with the payment to the holder pursuant to the RSU Plan being due on the second anniversary of the achievement of the Award Thresholds.

Management’s Discussion & Analysis | 17

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

During the year ended December 31, 2022, as a result of the Award Thresholds being satisfied, the Company also conditionally granted 299,948 Performance-Linked RSUs to officers of the Company, the number of which to be issued would vary depending on the Award Thresholds. These Performance-Linked RSUs were valued using the share price on the closing of the September 2022 Offering (as defined herein) and had a fair value of $1,833,000. These Performance-Linked RSUs will vest on the second anniversary of the achievement of the Award Thresholds. Certain Performance-Linked RSUs granted to a non-resident officer will vest on the first anniversary of the achievement of the Award Thresholds, with the payment to the holder pursuant to the RSU Plan being due on the second anniversary of the achievement of the Award Thresholds.

SELECTED ANNUAL INFORMATION

The following table sets forth selected annual information from the audited consolidated financial statements for the years ended December 31, 2022, 2021, and 2020:

Year ended		2022		2021		2020
Loss		$(1) (88,890)		$(2) (117,567)		$(3) (60,311)
Basic & diluted loss per share		$(1.26)		$(1.97)		$(1.43)
Total assets		$167,980		$154,962		$137,836
Non-current financial liability		$691	$	Nil	$	Nil
Cash dividends paid	$	Nil	$	Nil	$	Nil
(1)	Includes $91,602,000 of exploration and evaluation expenditures, primarily on the Eskay property, $7,387,000 of non-exploration and evaluation share-based payments, $9,463,000 of gain on the sale of NSR royalty and $13,326,000 of flow-through share premium recovery.
(2)	Includes $107,452,000 of exploration and evaluation expenditures, primarily on the Eskay property, $10,950,000 of non-exploration and evaluation share-based payments, and $12,890,000 of flow-through share premium recovery.
(3)	Includes $70,458,000 of exploration and evaluation expenditures, primarily on the Eskay property, $3,164,000 of non-exploration and evaluation share-based payments, and $11,136,000 of flow-through share premium recovery.

DISCUSSION OF OPERATIONS

The Company completed the year ended December 31, 2022 with cash and cash equivalents of $40,602,000. Being in the exploration stage, the Company does not have revenue from operations, and has historically relied primarily on equity funding for its continuing financial liquidity. The Company expects to continue to raise the necessary funds primarily through the issuance of shares, and anticipates financing through a combination of debt, equity and other instruments at the appropriate time in order to pursue the development of the Eskay Creek project.

Management’s Discussion & Analysis | 18

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Private placements and bought deal offering

On December 22, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $3,040,000 were raised by the issuance of 283,286 flow-through shares at a price of $10.73 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2022	Amount
Exploration activities	$3,040,000	Exploration activities	$Nil

On December 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,000,000 were raised by the issuance of 1,000,000 flow-through shares at a price of $10.00 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2022	Amount
Exploration activities	$10,000,000	Exploration activities	$Nil

On November 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 250,784 flow-through shares at a price of $7.975 per flow-through share and 333,334 flow-through shares at a price of $9.00 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2022	Amount
Exploration activities	$5,000,000	Exploration activities	$33,000

On September 23, 2022, the Company closed a bought deal public offering, whereby gross proceeds of $34,500,000 were raised by the issuance of 5,702,479 common shares at a price of $6.05 per common share (the “September 2022 Offering”). In relation to this financing, net proceeds received by the Company, after deducting the underwriting commissions and expenses, were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual use of Proceeds to December 31, 2022	Amount
Purchase of the Barrick NSR, environmental and engineering optimization, permitting,	$34,500,000	Purchase of the Barrick NSR	$17,500,000
exploration, general working capital and administration.		Environmental and engineering optimization	$1,000,000
		Permitting	$1,000,000
		Exploration	$1,500,000
		General working capital and administration	$750,000
		Total	$21,750,000

Management’s Discussion & Analysis | 19

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Exploration and Evaluation Expenses for the Years Ended December 31, 2022 and 2021

Year ended December 31, 2022	Eskay	Red Chris	Snip	Sofia	Total
Accretion	$63	$—	$—	$—	$63
Assays and analysis/storage	3,728	—	239	102	4,069
Camp and safety	2,985	—	—	1	2,986
Claim renewals and permits	900	—	57	—	957
Community relations	—	—	—	18	18
Depreciation	1,623	—	—	—	1,623
Drilling	13,131	—	—	1,681	14,812
Electrical	403	—	—	—	403
Environmental studies	8,515	—	54	—	8,569
Equipment rental	3,272	—	3	12	3,287
Fieldwork, camp support	17,746	—	104	135	17,985
Fuel	3,707	—	—	284	3,991
Geology, geophysics, and geochemical	17,909	49	18	224	18,200
Helicopter	4,441	—	—	960	5,401
Metallurgy	676	—	—	—	676
Part XII.6 tax (METC), net of sales tax recovery	36	—	—	(250)	(214)
Share-based payments	3,584	—	—	—	3,584
Transportation and logistics	4,081	—	—	1,111	5,192
Total for the year	$86,800	$49	$475	$4,278	$91,602

There were no exploration and evaluation expenses incurred on KSP and Kingpin during the year ended December 31, 2022.

Year ended December 31, 2021	Eskay	Snip	Total
Accretion	$68	$—	$68
Assays and analysis/storage	3,977	907	4,884
Camp and safety	5,652	604	6,256
Claim renewals and permits	476	86	562
Community relations	82	—	82
Depreciation	1,695	—	1,695
Drilling	10,517	7,041	17,558
Electrical	1,065	628	1,693
Environmental studies	5,522	767	6,289
Equipment rental	9,591	925	10,516
Fieldwork, camp support	17,366	4,513	21,879
Fuel	2,704	921	3,625
Geology, geophysics, and geochemical	12,927	1,832	14,759
Helicopter	3,584	3,994	7,578
Metallurgy	996	11	1,007
METC and sales tax recovery	(3,681)	—	(3,681)
Share-based payments	2,098	1,060	3,158
Transportation and logistics	6,746	2,778	9,524
Total for the year	$81,385	$26,067	$107,452

Exploration and evaluation expenses were lower for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The exploration and evaluation expenses increased slightly for the Eskay Creek property and decreased significantly on the Snip property as compared to the prior year.

Management’s Discussion & Analysis | 20

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration activity on the Eskay Creek property increased primarily due to expenses incurred on the completion of the Eskay Creek FS, which the Company released in September 2022. The exploration activity on the Snip property decreased considerably following the exercise of the option by Hochschild Mining Holdings Limited to earn 60% of Skeena’s interest in the Snip property in October 2021.

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	31-Dec-22	30-Sep-22	30-Jun-22	31-Mar-22
Revenue (1)	$-	$-	$-	$-
Loss for the quarter	$(2) (16,409)	$(3) (28,778)	$(4) (24,687)	$(5) (19,016)
Loss per share	$(0.22)	$(0.41)	$(0.36)	$(0.29)
Quarter ended	31-Dec-21	30-Sep-21	30-Jun-21	31-Mar-21
Revenue (1)	$-	$-	$-	$-
Loss for the quarter	$(6) (32,752)	$(7) (28,919)	$(8) (25,984)	$(9) (29,912)
Loss per share	$(0.51)	$(0.46)	$(0.44)	$(0.56)

(1)	being an exploration stage company, there are no revenues from operations
(2)	includes exploration expenditures of $19,658,000 and share-based payments of $2,350,000
(3)	includes exploration expenditures of $28,985,000 and share-based payments of $1,965,000
(4)	includes exploration expenditures of $22,955,000 and share-based payments of $1,903,000
(5)	includes exploration expenditures of $20,004,000 and share-based payments of $1,169,000
(6)	includes exploration expenditures of $30,353,000 and share-based payments of $1,858,000
(7)	includes exploration expenditures of $24,291,000 and share-based payments of $1,631,000
(8)	includes exploration expenditures of $23,619,000 and share-based payments of $6,708,000
(9)	includes exploration expenditures of $29,189,000 and share-based payments of $753,000

Loss and comprehensive loss for the fourth quarter ended December 31, 2022

Loss of $16,409,000 in the three months ended December 31, 2022 (“Q422”) were lower than the loss during the three months ended December 31, 2021 (“Q421”) of $32,752,000. The primary reasons for the decrease in loss in Q422 compared to Q421 are due to a decrease in exploration and evaluation expenses to $19,658,000 (Q421 - $30,353,000) as well as a gain of $9,463,000 (Q421 - $nil) relating to the sale of the Barrick NSR which was purchased for $17,500,000 during the year ended December 31, 2022. The aforementioned was partially offset by a decrease in the flow-through share premium recovery of $256,000 (Q421 - $3,909,000) on higher flow-through eligible spending during Q421 compared to Q422, an increase in share-based payments of $2,350,000 (Q421 - $1,858,000) and an increase in office and administrative expenses of $601,000 (Q421 - $334,000). Overall, expenses decreased between Q422 and Q421 primarily due to lower spending on Eskay Creek and no drilling programs on the Snip project during the Q422 period. The decrease in expenses was partially offset by costs associated with being listed on the NYSE and increased personnel to support the Company’s expanded administrative functions.

The flow-through share premium recovery is recorded when qualifying Canadian exploration expenses (“CEE”) are made by Skeena and are passed on to investors via the flow-through mechanism.

Management’s Discussion & Analysis | 21

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Flow-through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the Company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

Loss and comprehensive loss for the year ended December 31, 2022

Loss of $88,890,000 during the year ended December 31, 2022 (“F2022”) was lower than the loss during the year ended December 31, 2021 (“F2021”) of $117,567,000. The primary reasons for the decrease in loss was due to a decrease in exploration and evaluation expenditures to $91,602,000 (F2021 - $107,452,000) as a result of reduced activity on the Snip property during F2022 and a decrease in share-based payments to $7,387,000 in F2022 (F2021 - $10,950,000) due to a significant number of options granted during F2021 that vested immediately on grant. The Company also had a decrease in consulting expenses to $801,000 during F2022 (F2021 - $2,849,000) due to significant corporate financing services provided in F2021 compared to F2022. The aforementioned was partially offset by an increase in administrative compensation to $4,805,000 during F2022 (F2021 - $3,340,000) as a result of acquiring and retaining qualified staff and the accrual of incentive compensation which had not been accrued during F2021, increase in communications expense to $2,800,000 during F2022 (F2021 - $1,598,000) due to higher shareholder relations activities and an increase in insurance expense during F2022 to $1,922,000 (F2021 - $717,000) due to higher premiums for insurance in relation to being listed on the NYSE.

As a result of the issuance of flow-through shares during the year ended December 31, 2021, the Company had a commitment to incur $74,460,000 in qualifying CEE on or before December 31, 2022. As of December 31, 2021, the remaining commitment of $35,804,000 was fully satisfied during the year ended December 31, 2022. As a result of the acquisition of QuestEx on June 1, 2022, the Company assumed QuestEx’s commitment to incur $3,279,000 in qualifying CEE, which was fully satisfied during the year ended December 31, 2022. As a result of the issuance of flow-through shares during the year ended December 31, 2022, the Company had a commitment to incur $18,040,000 in qualifying CEE on or before December 31, 2023. During the year ended December 31, 2022, $33,000 of this commitment was satisfied, with $18,007,000 of this commitment remaining as of December 31, 2022.

Cash flows for the year ended December 31, 2022

The Company’s operating activities consumed net cash of $93,381,000 during F2022 (F2021 - $124,414,000). The decrease in cash used in operating activities from F2021 to F2022 was primarily due to decreased exploration spending during F2022, mainly due to decreased activity on the Company’s Snip property.

During F2022, the Company’s investing activities yielded a cash inflow of $11,401,000 as compared to a cash outflow of $13,546,000 in F2021. The overall cash increase from investing activities resulted primarily from the proceeds of $19,341,000 received from the sale of assets acquired from QuestEx as well as the cash balance of $5,037,000 which was acquired as part of the QuestEx acquisition. Furthermore, during F2022, the Company received proceeds of $27,000,000 from the sale of the Barrick NSR which was acquired for $17,500,000 in September 2022. The increase in overall cash inflow was offset by the cash used in relation to the acquisition of QuestEx of $18,749,000. In addition, the Company spent $1,342,000 in F2022 on the purchase of capital assets as compared to $11,431,000 during F2021. The cash spent in F2021 was higher than F2022 primarily due to $6,272,000 in capital asset purchases included in accounts payable as at December 31, 2020 in additions to buildings of approximately $4,000,000 during F2021.

Cash provided by financing activities of $82,269,000 decreased during F2022 as compared to $140,452,000 during F2021. The decrease can be attributed primarily to the decrease in funds raised through bought deal offerings and private placements. During F2022, the Company received $34,500,000 in gross proceeds from the bought deal offering compared to $57,500,000 in gross proceeds received from the bought deal offering during F2021. Furthermore, the Company received $18,040,000 in gross proceeds from private placements during F2022 as compared to $74,460,000 received from private placements in F2021.

Management’s Discussion & Analysis | 22

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

During F2022, the Company received $30,375,000 (F2021 - $nil) in proceeds from the exercise of warrants and $2,485,000 (F2021 - $8,290,000) in proceeds from the exercise of stock options during F2022.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at December 31, 2022, the Company has cash and cash equivalents of $40,602,000. Based on the forecasted expenditures and inflow of funds, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares to fund exploration and corporate activities, and expects to evaluate a variety of options to fund the development of the Eskay Creek project. There can be no guarantees that future financings will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration and evaluation plans.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include the following:

●Recoverable amount of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

Management’s Discussion & Analysis | 23

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●Valuation of exploration and evaluation assets acquired

The cost of acquiring exploration and evaluation assets is capitalized and represents their fair value at the date of acquisition. The carrying values of KSP, Kingpin and Sofia properties acquired by Skeena resulting from the acquisition of QuestEx and sale of certain QuestEx assets to Newmont Corporation are subject to estimates relating to: (i) fair value of non-cash portion of consideration paid to acquire QuestEx; (ii) fair value of other assets and liabilities of QuestEx at acquisition date; and (iii) estimated value of mineral resources within the properties, including their exploration potential. The carrying values of Eskay North mineral property, which was regarded as part of Eskay Creek property, and Red Chris properties are subject to estimates relating to the fair value of the non-cash consideration and discount rate used to determine the present value of future cash obligations.

●Valuation of contingent consideration receivable

The value of contingent consideration receivable from Franco-Nevada Corporation is subject to significant estimates relating to the probability of occurrence of contingent events.

●Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions.  Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of the consolidated financial statements.

●Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

●Share-based payments

The fair value of share-based payments is subject to tnhe limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and risk-free rates, changes in subjective input assumptions can materially affect the fair value estimate.

CHANGES IN ACCOUNTING POLICIES

New accounting policy adopted

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and that the Company will be in compliance with all conditions associated with the grant. Grants relating to an expense item are recognized as deduction against the related expense over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Grants relating to an asset are deducted against the carrying amount of the asset and recognized in profit or loss over the life of the depreciable asset as a reduced depreciation expense.

Management’s Discussion & Analysis | 24

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

New standards and interpretations adopted on January 1, 2022

Property, Plant and Equipment – Proceeds Before Intended Use (Amendments to IAS 16)

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted

Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and the IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures.

This amendment is effective for annual periods beginning on or after January 1, 2023. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1, Presentation of Financial Statements) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2024. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

Management’s Discussion & Analysis | 25

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, deposits, contingent consideration receivable, accounts payable, and other liabilities . It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is not exposed to significant credit risk. Interest risk and credit risk are managed for cash and cash equivalents by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the consolidated statement of loss and comprehensive loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the consolidated financial statements for the year ended December 31, 2022.

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Director remuneration	$817	$233
Officer & key management remuneration[1]	$3,505	$2,508
Share-based payments	$7,218	$10,917
Professional fees[2]	$1	$—
(1)	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.
(2)	Professional fees consist of amounts paid to Smythe LLP, a professional services firm in which Suki Gill, a director of the Company, is a Partner, for a limited tax related engagement. There is no ongoing contractual or other commitment with the firm.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2022 and 2021. Share-based payment expenses to related parties in the table above are shown as a component of both administrative share-based payments and of exploration expenditures. Total share-based payment expenses to related parties recorded in exploration and evaluation expenses and administrative expense amount for F2022 are $1,530,000 and $5,688,000, respectively (F2021 - $484,000 and $10,433,000).

Director remuneration is comprised of $327,000 paid to Craig Parry, $236,000 paid to Suki Gill, $239,000 paid to Greg Beard $15,000 paid to Randy Reichert, President, and CEO of the Company, in relation to director compensation for F2022, resulting in a total of $817,000 (F2021 - $233,000). Officer and key management remuneration is comprised of $1,134,000 paid to Walter Coles, Jr., the Executive Chairman of the Company, $752,000 paid to Randy Reichert, $598,000 paid to Andrew MacRitchie, CFO, $515,000 paid to Shane Williams, former Chief Operating Officer and $506,000 paid to Paul Geddes, former Vice President, Exploration & Resource Development, in relation to salaries and bonuses.

Management’s Discussion & Analysis | 26

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The fair value of options attributable to the vesting of incentive stock options for F2022 was $1,330,000 (F2021 - $2,712,000) to directors and $5,888,000 (F2021 - $8,205,000) to officers and key management. The overall increase in key management compensation is attributable to the growth of the Company’s operations, the acquisition and retention of key management personnel, and the accrual of incentive compensation during F2022, which was not accrued in F2021.

Recoveries

During the year ended December 31, 2022, the Company recovered salaries of $10,000 (2021 - $15,000) as a result of billing for services provided to Anacott Resources Corp., a company where Andrew MacRitchie is an officer. The salary recoveries were recorded in administrative compensation expense.

Receivable

Included in receivables as at December 31, 2022 is $6,000 (December 31, 2021 - $5,000) due from companies with common directors or officers, in relation to office rent and other recoveries.

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, under the supervision of the CEO and CFO, has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52 - 109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is responsible for establishing and maintaining adequate ICFR and DC&P. These controls are meant to provide reasonable assurance that information that requires disclosure by the Company is recorded, processed, summarized, and reported in a timely fashion. Due to its inherent limitations, DC&P and ICFR may not prevent or detect all misstatements as they can only provide reasonable assurance that the objectives of the internal control environment are met. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

Management, with the participation of the CEO and the CFO, assessed the effectiveness of our DC&P as of December 31, 2022. Based upon the results of that evaluation, the CEO and the CFO concluded that our DC&P were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

Management with the participation of the CEO and the CFO, assessed the effectiveness of our ICFR as at December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the results of that assessment as at December 31, 2022, management concluded that our internal control over financial reporting was effective.

Management’s Discussion & Analysis | 27

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Changes in Internal Control Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2022 which can be found on SEDAR and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The Feasibility Study contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party.  This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena does not currently have an agreement to interconnect with this third party, and such an agreement would be necessary; therefore, there is a risk that Skeena Resources and the third party will not be able to come to such an agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulations could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

Timelines for environmental assessment and permit approvals are not guaranteed.  Any statements made by the Company regarding the completion of environmental assessments or receipt of construction or operating permits are forecasts based on best information available at the time of the statement.  Such timeline forecasts are subject to change based on a variety of technical, regulatory, and community relations aspects.

Management’s Discussion & Analysis | 28

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	ability to obtain project financing on commercially reasonable terms, or at all;
●	ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;
●	cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	accuracy of reserve and resource estimates;
●	accuracy of engineering and changes in scope;
●	accuracy of estimated metallurgical recoveries;
●	accuracy of estimated plant throughput;
●	accuracy of the estimated capital required to build and operate the project;
●	adverse regulatory developments, including the imposition of new regulations;
●	fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
●	community action or other disruptive activities by stakeholders;
●	adequacy and availability of a skilled workforce;
●	difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	availability, supply and cost of power;
●	weather or severe climate impacts;
●	litigation;
●	dependence on third parties for services and utilities;
●	the interpretation of geological data obtained from drill holes and other sampling techniques;
●	government regulations, including regulations relating to prices, taxes and royalties; and
●	a failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

Management’s Discussion & Analysis | 29

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Economic and Other Risks

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek project, namely:

●	Changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar. During the years ended December 31, 2022 and 2021, operations may have experienced higher inflation on material inputs due to COVID-19 driven market conditions.
●	Uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflict in Ukraine, but should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

Management’s Discussion & Analysis | 30

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

On June 1, 2022, the QuestEx Transaction closed and the Company completed the acquisition of all of QuestEx’s issued and outstanding common shares. While the Company completed a due diligence investigation of QuestEx and its assets, including reviewing technical, environmental, legal, financial and other matters, certain risks either may not have been uncovered or are unknown at this time. Such risks may have an adverse impact on the Company.

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Senior Vice President of Exploration and Resource Development, and a "Qualified Person" as defined in NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results.  All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”).

Management’s Discussion & Analysis | 31

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”).

The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves.  These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Albino Lake applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia (the “Court”) in accordance with the appeal provisions in the BC Mineral Tenure Act (the “Appeal”).

Management’s Discussion & Analysis | 32

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On November 22, 2022, the Company received the decision of the Court dismissing the Appeal, and on December 15, 2022, the Company filed a notice to appeal this decision. Although the contents of the Albino Lake were not included in the Company’s Eskay Creek Prefeasibility Study or Feasibility Study, the outcome of this matter is not expected to have a material effect on the carrying value of Eskay.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

At December 31, 2022, the Company had the following contractual obligations outstanding:

Contractual Obligations	Total	Less Than 1 Year	1-5 Years	After 5 Years
Accounts payable	$10,209	$10,209	$-	$-
Commitment to spend on exploration (1)	18,007	18,007	-	-
Tudor Transaction	1,400	1,400	-	-
Coast Copper Transaction(2)	1,250	500	750	-
Reclamation and mine closure (3)	10,156	113	112	9,931
Lease obligations(4)	22,747	811	8,402	13,534
Total	$63,769	$31,040	$9,264	$23,465

(1)	Commitment to spend exploration represents commitments to spend on qualifying CEE as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2022, and thus the Company is required to spend the proceeds on CEE prior to December 31, 2023.
(2)	Relates to the cash obligations pursuant to the Coast Copper Transaction. Additionally, the Company has a commitment to issue $1,250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at each six-month anniversary of the closing date of the transaction.
(3)	Reclamation and mine closure amounts represent the Company’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.
(4)	Including non-lease components such as common area maintenance and other costs.

Management’s Discussion & Analysis | 33

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the audited consolidated financial statements for the year ended December 31, 2022 to the date of the MD&A:

Common shares:

Common shares outstanding at December 31, 2022	77,655,882
Common shares issued	366,868
Common shares outstanding at the date of the MD&A	78,022,750

Stock Options:

Stock options outstanding at December 31, 2022	5,033,425
Stock options exercised	(247,083)
Stock options cancelled	(43,505)
Stock options outstanding at the date of the MD&A	4,742,837

Warrants:

Warrants outstanding at December 31, 2022 and at the date of the MD&A	12,823

RSUs:

RSUs outstanding at December 31, 2022	1,835,821
RSUs issued	145,000
RSUs cancelled	(11,502)
RSUs outstanding at the date of the MD&A	1,969,319

Investment Rights:

Investment Rights outstanding at December 31, 2022	199,643
Investment Rights converted to common shares	(119,785)
Investment Rights outstanding at the date of the MD&A	79,858

Management’s Discussion & Analysis | 34

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Year ended December 31, 2022
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OTHER INFORMATION

Directors:
Walter Coles, Jr. (Chair)	Executive Chairman
Craig Parry[1,2,3]	Lead Independent Director
Randy Reichert	President & Chief Executive Officer
Suki Gill[1,2]	Independent Director
Greg Beard[1,3]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee

Officers:
Walter Coles, Jr.	Executive Chairman
Randy Reichert	President & Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Paul Geddes, P.Geo	Senior VP, Exploration & Resource Development
Justin Himmelright	Senior VP, External Affairs & Sustainability
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations
650 - 1021 West Hastings Street	Katie MacKenzie, Director, Investor Relations
Vancouver, BC	Phone: +1-604-684-8725
V6E 0C3 Canada	Email: info@skeenaresources.com
https://skeenaresources.com

Auditors	Solicitors
KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

Management’s Discussion & Analysis | 35